Ur-Energy Presents Upgraded License Application to NRC

Denver, Colorado (Marketwire – March 24, 2008) Ur-Energy Inc (TSX:URE) (“Ur-Energy” or “Corporation”) is pleased to announce the submittal of its improved Source Material License Application to the US Nuclear Regulatory Commission (“NRC”) for its Lost Creek ISR Project (“Project”).

Lost Creek ISR, LLC, a wholly-owned subsidiary of Ur-Energy, voluntarily withdrew its application for the Project on February 29, 2008 to incorporate certain modifications. Additional data related to the Project operational plans and advancements in the health physics analyses prompted the Corporation to update its NRC License Application. The process was coordinated with the NRC to minimize the impact on the permitting schedule.

“The Ur-Energy team was committed to providing the upgraded application within 30 days of the withdrawal. With hard work and dedication our permitting team prevailed, allowing the Corporation to meet its objective of submitting an application that meets the highest standards. We fully expect the improvements to facilitate the NRC review process,” stated Wayne Heili, Vice President of Mining and Engineering.

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently in the process of completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the Corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered office in Ottawa, Canada and its corporate headquarters are located in Littleton, Colorado. The Corporation’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Numerous factors could cause actual events to differ materially from those in the forward-looking statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and the Corporation disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.